FAIRBORNE
ENERGY TRUST

February 24, 20[illegible]

06011513

SUPPL

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

Marci Morton

Marci Morton
Executive Assistant & Office Manager

dw 3/9

FAIRBORNE ENERGY TRUST

FAIRBORNE ENERGY TRUST ANNOUNCES 2005 CANADIAN AND US TAX INFORMATION

February 24, 2006
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) announces the 2005 tax treatment on distributions declared in 2005 for unitholders in Canada and the United States.

Canadian Individual Unitholders

The following information is provided to assist individual Canadian unitholders of Fairborne Energy Trust ("Fairborne") in the preparation of their 2005 Income Tax Return and is not to be considered tax advice of any particular individual, but rather general information.

For the 2005 taxation year, the treatment of distributions is 100% return on capital (taxable income, including dividend income) and a 0% return of capital (tax deferred) for Canadian unitholders.

For the purposes of the Canadian Income Tax Act, the Trust is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to and taxable in the hands of unitholders. Distributions paid by the Trust can be both a return of capital (i.e. a repayment of a portion of the investment) and a return on capital (i.e. income).

Each year the taxable income portion or return on capital, is calculated and reported in the Trust's T3 return and allocated to each unitholder who received distributions in that taxation year on the T3 Supplementary forms, which are mailed to unitholders before March 31, 2006 in accordance with regulatory requirements. Registered unitholders will receive a T3 Supplementary form directly from the Trust's transfer agent, Computershare Trust Company of Canada. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. Should Fairborne have a tax deferred, or return of capital component of distributions, this component will reduce the unitholder's adjusted cost base of trust units.

Unitholders who hold their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan or Registered Education Savings Plan need not report any income related to trust unit distributions on their 2005 income tax return.

Payment Date	Record Date	Total Distribution	Tax Deferred Amount	Taxable Amount (Income)
July 15, 2005	June 30, 2005	0.11000	0.00000	0.11000
August 15, 2005	July 31, 2005	0.11000	0.00000	0.11000
September 15, 2005	August 31, 2005	0.11000	0.00000	0.11000
October 17, 2005	September 30, 2005	0.11000	0.00000	0.11000
November 15, 2005	October 31, 2005	0.11000	0.00000	0.11000
December 15, 2005	November 30, 2005	0.13000	0.00000	0.13000
January 15, 2006	December 31, 2005	0.13000	0.00000	0.13000
		0.81000	**0.00000**	**0.81000**

U.S. Income Tax Information

The following information is being provided to assist U.S. individual unitholders of Fairborne in reporting distributions received from Fairborne during 2005 on their Internal Revenue Service ("IRS") Form 1040, "U.S. Individual Income Tax Return" ("Form 1040").

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of Fairborne trust units. Holders or potential holders of Fairborne trust units should consult their own legal and tax advisors as to their particular tax consequences of holding Fairborne trust units.

Qualified Dividends

In consultation with its U.S. tax advisors, Fairborne believes that its trust units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. unitholders more likely than not would be "qualified dividends" for U.S. federal income tax purposes. As such, the portion of the distributions made during 2005 that are considered dividends for U.S. federal income tax purposes more likely than not would qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.

Fairborne has not received an IRS letter ruling or a tax opinion from its tax advisors on these matters.

Trust Units Held Outside a Qualified Retirement Plan

With respect to cash distributions paid during the year to U.S. individual unitholders, 0% should be reported as a return of capital (to the extent of the unitholder's U.S. tax basis in their respective units) and 100% should be reported as "qualified dividends".

The portion of the distributions treated as "qualified dividends" should be reported on Line 9b of Form 1040, unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 23 of the Form 1040 Instruction Booklet for 2005 with respect to "qualified dividends" provides examples of individual situations where the dividends would not be "qualified dividends". Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported on Schedule B – Part II – Ordinary Dividends and Line 9a of Form 1040.

For U.S. federal income tax purposes, in reporting a return of capital with respect to distributions received, U.S. unitholders are required to reduce the cost base of their trust units by the total amount of distributions received that represent a return of capital. This amount is non-taxable if it is a return of cost base in the trust units. A return of capital for U.S. tax purposes is calculated differently than for Canadian tax purposes. For U.S. tax purposes, a return of capital occurs only after all the current and accumulated earnings and profits of a corporation have been distributed. If the full amount of the cost base has been recovered, any further return of capital distributions should be reported as capital gains.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable.

The taxable portion (for Canadian income tax purposes) of the distributions is subject to a minimum 15% Canadian withholding tax that is withheld prior to any payments being distributed to unitholders. Beginning in 2005, the return of capital portion (for Canadian income tax purposes) of the distributions is also subject to a 15% withholding tax that is withheld prior to any payments being distributed to unitholders. Where trust units are held in a cash account, we believe the full amount of all withholding tax should be creditable for U.S. tax purposes, subject to numerous limitations, in the year in which the taxes are withheld. Where trust units are held in a qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes.

The amount of Canadian tax withheld should be reported on Form 1116, "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2005 should be determined from your own records and is not available from Fairborne. Amounts over withheld, if any, from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the payment was paid.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in Fairborne's units, in accordance with this information and subject to advice from their tax advisors. U.S. individual unitholders who hold their Fairborne trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. We expect that the stockbroker or other intermediary will issue a Form 1099-DIV, "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. Fairborne is not required to furnish such unitholders with Form 1099-DIV. Information on the Forms 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Forms 1099-DIV.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where Fairborne trust units are held within a qualified retirement plan.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, including managements' assessment of the future plans and operations of Fairborne Energy Trust (Fairborne), contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne Energy Trust and could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".